Exhibit 99.1

Check-Cap Board of Directors Issues Letter to Shareholders

ISFIYA, Israel, December 14, 2023 (GLOBE NEWSWIRE) – Check-Cap, Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK) today issued the following letter from its Board of Directors to its shareholders and to the investment community:

Dear Check-Cap Shareholders,

The Board of Directors wishes to inform shareholders and the broader investment community that on December 12, 2023, Check-Cap won a motion filed by Symetryx in Israeli court, with the Court rejecting all claims raised by Symetryx, including those purportedly related to a personal interest or conflict of interest of Check Cap’s Board of Directors in the Keystone business combination.

With this letter, Check-Cap is correcting the false and misleading statements published by Symetryx in its press release on December 13, 2023.

•
The Economic Department of the Haifa District Court on December 12, 2023, rejected each and every claim raised by Symetryx, including any claim of potential conflict of interest of the Check-Cap Board of Directors in the approval of the Keystone – Check-Cap business combination, and ordered Symetryx to pay Check-Cap’s expenses incurred in connection with the legal proceeding in the amount of NIS 15,000. Symetryx failed to disclose this information in its press release.

•
Symetryx also claimed incorrectly that Yuval Yanai, one of the current Check-Cap Board members, was a board member of Minerva Surgical and Exalenz Biosciences with which the current Chairman of Keystone was associated as an investor or CEO. Mr Yanai was not a Board member or affiliated with either company in any way. Though Board membership on another company does not necessitate a conflict of interest, it is a direct example of false and misleading information published by Symetryx.

Check Cap’s Board of Directors wants to remind the Check-Cap shareholders that the Board conducted a robust independent process that was undertaken with Ladenburg, a reputable investment bank, while reaching out to over 150 companies to receive 42 formal bids prior to selecting Keystone as the best merger partner.

In addition, ISS, the leading independent research company, also evaluated and confirmed the process and independence of the Check-Cap Board of Directors.  ISS recommends that shareholders vote for the Keystone transaction and for the re-election of the current members of the Check-Cap Board of Directors.

Regards,

Check-Cap Board of Directors

About Keystone Dental Group

Keystone Dental is a global commercial-stage medical technology company focused on providing end-to-end tooth replacement solutions for dental practitioners. Headquartered inIrvine, California, and with research and development and manufacturing sites inCaesarea, IsraelandMelbourne, Australia, Keystone Dental markets its products worldwide. Keystone Dental’s product portfolio includes proprietary offerings such as its innovative implant systems Genesis Active, Molaris™ and Prima Plus™ that offer unique solutions to dental practitioners. In addition, Keystone Dental also offers an attractive dental implant value brand in Paltop, and a well-regarded portfolio of biomaterials mainly sold under the DYNA brand. Keystone Dental acquired Implant Solutions Pty Ltd ("Osteon") in 2021, adding a comprehensive portfolio of prosthetic solutions on implants and digital workflow capabilities, not least of which is the groundbreaking Nexus iOS digital workflow solution for restoring the fully edentulous patient. For more information, refer towww.keystonedental.com.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC)screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. C-Scan is an investigational device and is not available for sale inthe United States.

About ISS

ISS governance offerings include objective corporate governance research and recommendations, as well as end-to-end proxy voting solutions. Institutional investor clients have long turned to ISS to apply their corporate governance views, identify environmental, social, and governance risk, and manage their complete proxy voting needs on a global basis.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements" about the Company’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site athttp://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Participants in the Solicitation

Check-Cap, Capstone Dental Pubco, Inc. (“New Parent”) and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the business combination. Information about Check-Cap’s directors and executive officers is set forth in Check-Cap’s Annual Report on Form 20-F for the year endedDecember 31, 2022,which was filed with the SEC onMarch 31, 2023. Information about Keystone Dental’s directors and executive officers is set forth in the prospectus filed by New Parent with the SEC as part of a registration statement on Form S-4 on November 13, 2023 in connection with the transaction contemplated under the business combination agreement (the “New Parent Prospectus”). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the business combination, is set forth in the New Parent Prospectus, the proxy statement for the AGM, and other relevant materials filed or submitted with the SEC. Investors, Keystone security holders and Check-Cap security holders and other readers should read the New Parent Prospectus and the proxy statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Logo:https://mma.prnewswire.com/media/820848/Check_Cap_Logo.jpg

Investor Contact:

Jeremy Feffer
LifeSci Advisors, LLC
212-915-2568
jfeffer@lifesciadvisors.com